SEC 1746 (11-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13D	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ask Jeeves, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

045174 10 9

(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 045174 10 9

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Roger A. Strauch

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,956,000

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 1,956,000

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,956,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 4.7% (The Reporting Person has ceased to own beneficially more than 5% of the outstanding common stock of AskJeeves, Inc.)

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer
Common Stock of Ask Jeeves, Inc., 5858 Horton Street, Suite 350, Emeryville, CA 94608

Item 2.	Identity and Background
(a)	Name;
Roger A. Strauch
(b)	Residence or business address;
918 Parker Street, Suite A14, Berkeley, CA 94710
(c)	Present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted;
Chairman, The Roda Group Venture Development Company, LLC, 918 Parker Street, Suite A14, Berkeley, CA 94710
(d)

Whether or not, during the last five years, such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and, if so, give the dates, nature of conviction, name and location of court, and penalty imposed, or other disposition of the case;

None
(e)

Whether or not, during the last five years, such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws; and, if so, identify and describe such proceedings and summarize the terms of such judgment, decree or final order; and

None
(f)	Citizenship
United States

Item 3.	Source and Amount of Funds or Other Consideration
N/A

Item 4.	Purpose of Transaction
State the purpose or purposes of the acquisition of securities of the issuer.
The purpose of the disposition was investment.
Describe any plans or proposals which the reporting persons may have which relate to or would result in:

	(a)	The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer; No immediate plans.

	(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries; None

	(c)	A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries; None

(d)

Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;       None

	(e)	Any material change in the present capitalization or dividend policy of the issuer; None

(f)

Any other material change in the issuer’s business or corporate structure including but not limited to, if the issuer is a registered closed-end investment company, any plans or proposals to make any changes in its investment policy for which a vote is required by section 13 of the Investment Company Act of 1940;       None

	(g)	Changes in the issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person; None

(h)

Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;       None

	(i)	A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or None

	(j)	Any action similar to any of those enumerated above. None

Item 5.	Interest in Securities of the Issuer
(a)

State the aggregate number and percentage of the class of securities identified pursuant to Item 1 (which may be based on the number of securities outstanding as contained in the most recently available filing with the Commission by the issuer unless the filing person has reason to believe such information is not current) beneficially owned (identifying those shares which there is a right to acquire) by each person named in Item 2.  The above mentioned information should also be furnished with respect to persons who, together with any of the persons named in Item 2, comprise a group within the meaning of Section 13(d)(3) of the Act;

1,956,000 shares of Common Stock
4.7% of the outstanding Common Stock

(b)

For each person named in response to paragraph (a), indicate the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition.  Provide the applicable information required by Item 2 with respect to each person with whom the power to vote or to direct the vote or to dispose or direct the disposition is shared;

Sole Voting Power: 1,956,000 shares
Shared Voting Power: 0 shares

Sole Dispositive Power: 1,956,000 shares
Shared Dispositive Power: 0 shares

(c)

Describe any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of Schedule 13D (§240.13d-191), whichever is less, by the persons named in response to paragraph (a).

Sale of 75,000 shares on March 5, 2003 at $6.5591 per share.

The sale listed above was made by Roger A Stauch and was completed through broker sale each based on a verbal order, sold in the public market.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified.  A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.

N/A

(d)	If applicable, state the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities.

March 5, 2003

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
N/A

Item 7.	Material to Be Filed as Exhibits
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 21, 2003
Date
/s/ Roger A. Strauch
Signature
Roger A. Strauch
Name/Title